SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

March 9, 2012

By Edgar

Jay Knight, Esq.
Special Counsel
Office of Structured Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Daimler Trust Leasing LLC
Daimler Trust
Registration Statement on Form S-3
File Nos. 333-178761 and 333-178761-01

Dear Mr. Knight:

On behalf of the registrants, Daimler Trust Leasing LLC and Daimler Trust, we transmit for filing under the Securities Act of 1933, Amendment No. 4 to the registration statement on Form S-3, nos. 333-178761 and 333-178761-01.  The purpose of this filing is to file Exhibits 5.2 and 23.3 to the registration statement.  The legal opinion submitted as Exhibit 5.2 has been revised from the opinion provided to you on March 8 to comply with the two comments contained in the March 8 comment letter to the registrants.   For your convenience we are including with this letter a blacklined copy of the opinion showing changes from the opinion provided on March 8.

Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.

Sincerely,

/s/ Siegfried Knopf
Siegfried Knopf

Cc: Steven C. Poling, Esq. – Daimler Trust Leasing/Daimler Trust
Dale W. Lum, Esq. – Sidley Austin LLP

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships..